December 20, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGO Global Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on December 7, 2022
File No. 333-268484

Dear Staff:

On behalf of MGO Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 19, 2022 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 7, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Form S-1 filed December 7, 2022

Alternate Prospectus Cover Page, page 1

1. We note your response to prior comment 1. Please disclose whether your secondary offering is contingent upon on final approval of your NASDAQ listing on your alternate prospectus cover page. Please revise other disclosures in your alternate prospectus as appropriate. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

We made it clear on the pages Alt-1 and Alt-2 of our alternate prospectus that the secondary offering is conditional upon NASDAQ approval of the Company for listing.

2. You disclose that there is no public market for your common stock but that selling shareholders may offer the shares from time to time through public or private transactions at fixed prices, prevailing market prices, varying prices determined at the time of sale, or privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price or within a bona fide price range until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

The Company has included a statement in both the cover page of the secondary sales prospectus and the Plan of Distribution section of the secondary sales prospectus that until sales commence on Nasdaq the shares offering by the selling stockholders will be at a fixed price, which will be the assumed offering price of $5.00 per share.

Risk Factors, page 30

3. Please include a risk factor related to your exclusive forum provision.

We have included this risk factor on page 51 of the Registration Statement.

General

4. We note in your response to prior comment 2 that you plan to include Nasdaq listing approval as a condition to the underwriter’s obligations to purchase the shares in the initial public offering. Please file your revised underwriting agreement with your next amendment.

Please note that Section 4.1.3 of the underwriting agreement filed as an exhibit to the Registration Statement sets Nasdaq listing approval as a condition to the underwriter’s obligations to purchase shares in the initial public offering.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey P. Wofford

Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP